20014253

UNITEDSTATES
TIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2019 (MM/DD/YY) AND ENDING 6/30/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Champion Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4416 Lockhill Selma Rd.
(No. and Street)

Shavano Park	Texas	78249
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. David Gartley — 210-490-1482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

2702 N. Loop 1604 E. Suite 202	San Antonio	Texas	78232
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, C. David Gartley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Champion Group, Inc., as of August 27, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CHAMPION GROUP, INC.

Report of Independent Registered Public Accounting Firm, Financial Statements and Supplementary Information Required by SEC Rule 17a-5

June 30, 2020

THE CHAMPION GROUP, INC.

Financial Statements
June 30, 2020

TABLE OF CONTENTS

Haynie & Company
Certified Public Accountants
& Management Consultants

2702 N. Loop 1604 E., Ste. 202
San Antonio, TX 78232

210-979-0055

210-979-0058

www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of the Champion Group, Inc.
Shavano Park, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of the Champion Group, Inc. (the Company) as of June 30, 2020, the related statements of income, changes in stockholder's equity, and statement of cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Champion Group's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (CONTINUED)

The Computation of Net Capital Under Rule 15c3-1, Computation for Determination of Reserve Requirements and the Disclosure of Information related to the Possession of Control Requirements Under Rule 15c3-3, and Reconciliation of Net Capital Under Rule 15c3-1 (supplemental information) have been subjected to audit procedures performed in conjunction with the audit of the Champion Group's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

San Antonio, Texas
August 26, 2020

We have served as The Champion Group, Inc.'s auditor since 2018.

THE CHAMPION GROUP, INC.

Statement of Income
For the Year Ended June 30, 2020

ASSETS		
Current Assets:		
Cash	$	134,911
Accounts Receivable - Commissions		263
Prepaid Expenses		17,353
Investment, at Fair Value (cost: $8,100)		35,841
Total Current Assets		188,368
Fixed Assets:		
Office Equipment		5,646
Furniture & Fixtures		9,167
Total Fixed Assets		14,813
Accumulated Depreciation		(11,750)
		3,063
Other Assets:		
Deferred Tax Asset		23,171
TOTAL ASSETS	$	214,602
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable - Trade	$	2,791
Notes Payable		138,500
Accrued Liabilities		4,973
Total Current Liabilities		146,264
Total Liabilities		146,264
Stockholders' Equity:		
Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 350,000 Issued and Outstanding		3,500
Additional Paid-In Capital		198,500
Accumulated Deficit		(133,662)
Total Stockholders' Equity		68,338
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	214,602

THE CHAMPION GROUP, INC.

Statement of Financial Condition
As of June 30, 2020

Revenues	
Commission Income	$ 1,026,019
Interest Income	436
	1,026,455
Expenses	
Advertising	1,066
Business Promotion	282
Commissions	754,231
Contract Labor	5,826
Depreciation	1,271
Other Taxes	3,350
Insurance - Medical	50,012
Insurance - Liability	907
Licenses and Examination Fees	26,772
Office	23,024
Payroll Taxes	54,764
Postage and Shipping	595
Professional Fees	26,082
Salaries	124,599
Storage	2,192
Training and Education	786
Travel and Entertainment	1,722
	1,077,481
Loss Before Provision for Income Taxes	(51,026)
Unrealized Gain on Investment	(6,990)
Income Tax Benefit	(229)
Net Loss	$ (43,807)

THE CHAMPION GROUP, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2020

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
Balance - July 1, 2019	$ 3,500	$ 188,500	$ 20,751	$ (110,606)	$ 102,145
Adoption of ASU 2016-01	-	-	(20,751)	20,751	-
Net Loss	-	-	-	(43,807)	(43,807)
Capital Contributions	-	10,000		-	10,000
Balance - June 30, 2020	$ 3,500	$ 198,500	$ -	$ (133,662)	$ 68,338

THE CHAMPION GROUP, INC.

Statement of Cash Flows
For the Year Ended June 30, 2020

Cash Flows from Operating Activities	
Net Loss	$ (43,807)
Adjustments to Reconcile Net Loss to Cash Used in Operating Activities	
Depreciation	1,271
Unrealized Gain on Investment	(6,990)
(Increase) Decrease in:	
Accounts Receivable - Commission	6,949
Accounts Receivable - Employees	4,412
Prepaid Expenses	(1,528)
Deferred Tax Asset	(229)
Increase (Decrease) in:	
Accounts Payable	(14,496)
Accrued Liablities	(7,880)
Net Cash Used In Operating Activities	(62,298)
Cash Flows from Financing Activities	
Proceeds from Short-Term Loan	138,500
Capital Contributions	10,000
Net Cash Provided by Financing Activities	148,500
Net Increase in Cash	86,202
Cash Balance - June 30, 2019	48,709
Cash Balance - June 30, 2020	$ 134,911

Supplemental Disclosure

Cash Paid for Interest	$ -
Cash Paid for Income Taxes	$ -

The Accompanying Notes are an Integral Part of These Financial Statements.

THE CHAMPION GROUP, INC.

Notes to the Financial Statements
June 30, 2020

Note A – General Information

Nature of Operations

The Champion Group, Inc. (the Company) was incorporated under the laws of the State of Delaware on October 7, 1988. The company is engaged in the broker/dealership of direct participation programs and general securities. The Company is also registered to sell mutual funds on a commission basis. The Company does not hold customer securities or have customer accounts.

Note B – Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company. These accounting policies conform to U.S. generally accepted accounting principles (GAAP) and were utilized in preparing the accompanying financial statements.

Use of Estimates

The process of preparing financial statements in conformity with GAAP requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Fixed Assets

Fixed assets are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for the year ended June 30, 2020 was $1,271.

Commission Income

The Company records fees as they are earned based on the services provided or the closing of certain events.

Commissions Receivable/Payable

Commissions receivable are related to commissions earned by the Company that have not been received. The broker accrues commissions payable associated with commissions receivable. As of June 30, 2020, the Company had commissions receivable and commissions payable of $263 and $0, respectively.

Note B – Summary of Significant Accounting Policies (Continued)

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets or liabilities. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for fiscal years before June 30, 2017.

The Company determined that they are not required to record a liability related to uncertain tax positions as of June 30, 2020.

Advertising Costs

Advertising costs are expensed as incurred and were $1,066 during the year ending June 30, 2020.

Investments

Investments represent equity securities in one publicly traded domestic company. The investment is held as available for sale by the Company and is recorded at fair value at June 30, 2020. The investment is a level 1 investment, as it has readily determinable fair market value through the public stock exchange. Realized gains and losses and unrealized holding gains and losses are determined using the first-in, first-out (FIFO) method and are included in earnings. The Company has not recorded any impairments on the investment.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, cash represents cash on hand, cash in clearing deposit accounts, and cash in bank depository accounts.

Note C – Related Party Transactions

The Company operates under an arrangement with Venture Exploration Corp. d/b/a Combined Resources Group ("Combined") to provide marketing services for oil and gas ventures that Combined has developed. The Company and Combined are owned by the same individuals. As part of the arrangement with Combined, the Company is provided with office facilities, phone/internet services, copier services, and postage at no charge. During the year ended June 30, 2020, the Company received commissions totaling $1,022,850 from the sale of joint venture interests issued by Combined.

Note C – Related Party Transactions (Continued)

At times throughout the year, short-term loans are made to employees. The ending Accounts Receivable-Employees balance as of June 30, 2020 was $0.

Note D – Federal Income Taxes

The Company's effective tax rate differs from the expected federal income tax rate as follows:

Tax Expense (Benefit) at Statutory Rate	$	(10,715)
Permanent Differences		225
Change in Deferred Tax Asset		10,490
Temporary Differences		(229)
Net Current Tax Expense (Benefit)	$	(229)

The components of the deferred tax asset (liability) are as follows:

Temporary Differences - Depreciation	$	(455)
Temporary Differences - Charitable Contributions		2,101
Temporary Differences - NOL Carryforward		21,525
	$	23,171

Note E – Major Customers

A substantial portion of the investments sold by the Company are developed by Combined (see Note C). During 2020, commissions from the sale of joint venture interests that Combined issued aggregated $1,022,850, or 99.7% of total commission income.

Note F – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $5,000. As of June 30, 2020, the Company had net capital of $157,875, which was $152,875 in excess of its required net capital of $5,000. The Company's net capital ratio was .0492 to 1 (see Schedule I).

Note G– Notes Payable

The Company obtained a Paycheck Protection Program loan from the Small Business Administration. The Company plans to have the full note forgiven: however, if it is not, the interest rate is 1% and the note will mature in April 2022. The first payment is deferred by six months. There is no personal guarantee or collateral on the note.

Note H– Subordinated Borrowings

There are no subordinated borrowings that are used in computing net capital under the SEC's uniform net capital rule.

Note I – Reserve Requirements and information relating to the possession or control requirements for broker-dealers

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the company operates pursuant to the exemptive provisions of SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3.

Note J– Retirement Plan

The Company established a 401(k) retirement plan in July 2000. Eligible employees of the Company may participate in the plan and make voluntary contributions pursuant to a salary reduction agreement. Employees who have completed one year of service with a minimum of 1,000 hours of service worked are eligible. Company contributions to the plan are discretionary. The Company made no contributions to the plan for the year ended June 30, 2020.

Note K – Revenue Recognition

Effective July 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606".) The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company acts as a placement agent. Revenue from placement agent fees is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction.)

Note L – New Pronouncements

The Company adopted ASU 2016-01, which requires unrealized gains and losses on equity securities to be reported on the Statement of Income, instead of accumulated other comprehensive income. A modified-retrospective approach was used and as such, the accumulated other comprehensive income account was reclassified to accumulated deficit. The accumulated other comprehensive income reclassified to accumulated deficit was $20,751.

Note M – Subsequent Events

The Company has evaluated subsequent events through August 26, 2020, the date which the financial statements were available to be issued. No such events have occurred subsequent to the balance sheet date and through the date of the Company's evaluation that would require adjustment to, or disclosure in, the financial statements.

THE CHAMPION GROUP, INC.

Schedule I – Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2020

Net Capital and Computation of Basic Net Capital Requirements

Total Stockholder's Equity	$ 68,338
Plus: Allowable Liability	138,500
Less: Nonallowable Assets	(43,587)
Net Capital before Haircuts on Securities	163,251
Haircuts on Securities	(5,376)
Net Capital	157,875
Less: Net Assets not Allowable for Net Capital (Greater of 6-2/3% of Aggregate Indebtedness or $5,000)	5,000
Excess Net Capital	$ 152,875

Aggregate Indebtness

Items Included in the Statement of Financial Condition:

Accounts Payable	$ 7,764
Commission Payable	-
Tax Liabilities	-
Total Aggregate Indebtedness	$ 7,764

THE CHAMPION GROUP, INC.

Schedule II – Other Reporting Requirments
June 30, 2020

Computation for Determination of Reserve Requirements and the Disclosure of Information Related to the Possession or Control Requirements Under Rule 15c3-3.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company primarily deals in direct participation programs, mutual funds, and general securities. The Company does not hold customer securities or have customer accounts and qualifies for exemption under SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1.

Net Capital, as Reported in Part II (Unaudited) Amended FOCUS Report	$ 157,875
Difference - Year-end Audit Adjustments	-
Net Capital per Schedule I	$ 157,875

The reconciliation of the computation of net capital did not differ from the net capital calculated in Schedule I.

Haynie & Company
Certified Public Accountants
& Management Consultants

2702 N. Loop 1604 E., Ste. 202
San Antonio, TX 78232
210-979-0055
210-979-0058
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of The Champion Group, Inc.

We have reviewed management's statements, included in the accompanying financial statements on page 15, in which (1) The Champion Group, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) or Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3. The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions listed above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Haynie & Company

San Antonio, Texas
August 26, 2020

Agreed-Upon Procedures Report

Haynie & Company
Certified Public Accountants
& Management Consultants

2702 N. Loop 1604 E., Ste. 202
San Antonio, TX 78232

210-979-0055
210-979-0058
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
The Champion Group Inc.
Shavano Park, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by The Champion Group, Inc. (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2020. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2020, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

San Antonio, Texas

August 26, 2020

THE
CHAMPION
GROUP

June 30, 2020

To whom it may concern:

The Champion Group, Inc. (the Company) will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3. The Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

The computation for determination of reserve requirements and the information related to the possession or control requirements under Rule 15c3-3 are not applicable. The Company business activities include broker or dealer selling gas or oil interests, broker or dealer selling tax shelters or limited partnerships in primary distributions and private placements of securities.

If you require additional information or wish to discuss this matter further, please do not hesitate to contact our office.

Sincerely,

C. David Gartley
The Champion Group, Inc.

4416 Lockhill Selma Rd. Shavano Park, Texas 78249
www.championgroup.com • (210) 490-1482 • 1-800-749-2799 • Fax (210) 494-1099

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 6/30/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40417 FINRA JUN
THE CHAMPION GROUP INC
4416 LOCKHILL SELMA RD
SHAVANO PARK TX 78249-2078

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

C David Gartley 2104901482

2. A. General Assessment (item 2e from page 2) $ 1540

B. Less payment made with SIPC-6 filed (exclude interest) (839)

1/31/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 701

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 701

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 701

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Champion Group, Inc.
(Name of Corporation, Partnership or other organization)

X
(Authorized Signature)

President
(Title)

Dated the X____ day of X________, 20X____.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 7/1/2019
and ending 6/30/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1033447
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	3645
Total additions	3645
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	10635
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________	
Enter the greater of line (i) or (ii)	
Total deductions	10635
2d. SIPC Net Operating Revenues	$ 1026457
2e. General Assessment @ .0015	$ 1540 (to page 1, line 2.A.)